
04009786


MAR - 4 2004

The Face of TSYS

TSYS®

2003 TSYS Annual Report



In 2003, the face of TSYS® was shaped by many things. By new enhancements to our TS2® payments processing system. By new clients, including Bank One and Sears Canada. And by new achievements, like our record of processing a billion authorizations in a single quarter. But more than anything, the face of TSYS in 2003 was shaped by the performance of our 5,500 team members worldwide. Their relentless focus on the client, pursuit of quality and unceasing improvement are the true drivers of our future.

The face of TSYS is evolving. What drives us never stops.

Contents



M. Troy Woods
President and Chief Operating Officer

Philip W. Tomlinson
Chief Executive Officer

Richard W. Ussery
Chairman of the Board

"TSYS has a worthy track record. But we must remain focused on the challenges ahead."

Letter to Shareholders

Dear Shareholder:

TSYS celebrated its 20th anniversary in 2003, marking two decades of increased earnings and revenues. We achieved our expectations with a solid performance that will most likely be remembered in our history as a year for important new client relationships, disciplined cost control, strategic assessment and leadership transitions.

Leadership. As your new chief executive officer, it is an honor and a privilege to join Rick Ussery in presenting this report. After almost two years of planning, we announced that Rick would continue as chairman of the board, and Troy Woods would join the board and serve as the company's new president and chief operating officer. Rick has served as the company's most senior officer for its entire history. In that time, he has earned a reputation as one of the top-performing CEOs in Georgia and our industry.

The year brought other leadership changes as well. Kelley C. Knutson joined us as managing director of TSYS Europe, after holding leadership positions with GE Capital, Visa International and other firms. John T. Turner, former president of Bradley Specialty Retailing and Bradley Marketing Services in Columbus, Ga., joined our Board of Directors in the fourth quarter and will stand for election at this year's shareholders' meeting.

Performance. The company earned $.72 per basic share for the year, up 12.2% over 2002. Revenues increased 10.3% to $1.05 billion, surpassing that milestone for the first time in 2003.

Accounts on file increased 11.4% for the year, continuing our record of outperforming the industry. Peak-season transactions increased 17.5% over 2002, and authorization volumes exceeded one billion in three straight quarters.

Operating income gained 20.9% in 2003, and the operating margin increased to 18.1% from 16.5% a year ago, expanding for the fifth straight year. Six Sigma initiatives launched in 2003 are already improving quality and efficiency that contribute to these results.

Several events contributed significantly to our solid performance. TSYS acquired ESC Loyalty (Enhancement Services Corporation) of Roswell, Ga., a firm that specializes in loyalty incentive programs for more than 40 financial institutions, including two of the top 10. Revenues from international clients increased 36.9% over 2002, primarily a result of new clients in Canada and Europe. TSYS entered a long-term relationship with Bank One Corp., the No. 1 issuer of Visa accounts in the world.

Since 1983, TSYS has reported compound annual growth of 22.2% in revenues, 23.8% in net income and 24.8% in accounts on file. This is a worthy track record. But we must remain focused on the challenges ahead.

Industry events. The recent burst of consolidations in the bankcard industry has been remarkable. The industry reported 61 full or partial portfolio sales in 2003, a trend that's continuing in 2004. Consider a few notable events from the last six months. Citibank bought the Sears portfolio. FleetBoston Financial Corp. bought a segment of Circuit City's portfolio, and then Bank of America announced its planned acquisition of Fleet. J.P. Morgan Chase & Co. announced a merger with Bank One, and then Bank One bought the balance of Circuit City's card business.

Overall, I am optimistic that these events may ultimately bring positive results for TSYS. In the case of Bank One, the company's leadership team has advised us to continue the conversion that's planned for the second half of this year. That project is proceeding according to schedule. After the conversion, TSYS will service the portfolio for at least two years, and then Bank One will move the business inhouse in a licensing arrangement.

Other events in 2003, however, have staged 2004 as one of the more challenging years the company will experience. Mergers and acquisitions caused several important clients in Mexico to move to various inhouse alternatives. These events will reduce revenues by $40 million in 2004 as we experience the impact of higher expenses related to expanding infrastructure for future growth. In addition, Vital Processing Services, our joint venture with Visa U.S.A, also offered pricing concessions to some large clients in exchange for extended service agreements.

Based on these events, TSYS projects revenues are expected to increase 11-13% over 2003, and earnings per share are expected to increase 5-7%. I recognize that this forecast is lower than our historic year-over-year performance, and I am not satisfied with this projection. But our leadership team has managed other difficult transitions, and I am confident that we have the experience to make the right decisions now.

The fundamentals. In my opinion, 2004 will be a transitional year. Our forecast for the year does not reflect our long-term growth opportunities or strong fundamentals. Let's take a fresh look at the basics.

Consumers continue to choose their payment cards over checks and cash in growing numbers, a sea-change that will favor our core business for many years ahead. In 2003, cash and check transactions dropped to 59.9% from 63.1% of all payments since 2001, while cards and other electronic forms have increased to 33.6% from 31.9% of all payments. Most analysts agree that electronic payments will overtake paper-based payments by 2007. And among card-based transactions, debit payments are gaining much faster than credit payments. These trends indicate our core business — processing payments and other related functions — is on the right track.

Market Shares of Volume



32%
63%
5%
2001
43%
44%
13%
2007
paper
cards
electronic

Source: Nilson Report, Issues 777 and 799

Today, TSYS captures only 12-15% of an institution's direct expenses to manage an active account. We're working to win a greater share of that value chain, and we're succeeding: revenues from value-added services increased 22.1% in 2003.

TSYS has established strong positions in markets like Canada, Ireland and the United Kingdom. But to date, TSYS processes only 6% of the total non-domestic payments market. There's plenty of opportunity ahead; we are focused intently on specific markets in Europe and the Asia-Pacific.

Another segment of unrealized potential lies in the debit and prepaid products group, in which we are aggressively pursuing specific opportunities for growth.

The future. Our management team is making decisions today that will create the momentum for healthier growth in 2005, when earnings per share are expected to increase 10-15%, based on a few key assumptions: that revenues will increase 10-12%, including 6-9% growth in revenue from existing core-processing clients; that earnings from Vital Processing Services will increase at least 5%; and TSYS will not incur any significant client losses through 2005.

With the right set of strategies and proper execution, I am confident that TSYS can return to even higher growth rates. But there are no "silver-bullet" solutions for higher growth. Instead, TSYS will be successful in the future because we are focused on our core business and selective about the opportunities we choose to pursue. As we diversify our business and search for acquisitions that complement core operations, we must execute all of these plans methodically, one step at a time, to achieve consistent growth.

I said that 2004 is a transitional year, but TSYS is not a company that's accustomed to "transitional" results. Our team is focused, disciplined, dedicated, selfless and enthusiastic. Every team member aims to make TSYS the best in every market where we compete. We are not satisfied with any effort that falls short of that goal. Thanks for your continuing support.

Respectfully,

Philip W. Tomlinson
Chief Executive Officer

Richard W. Ussery
Chairman of the Board

Financial Highlights

(dollars in thousands except per share data)	**2003**	2002	% Change
Years ended December 31			
Revenues	**$ 1,053,466**	$ 955,133	10.3
Operating income	**190,579**	157,672	20.9
Net income	**140,973**	125,805	12.1
Basic earnings per share	**.72**	.64	12.2
Diluted earnings per share	**.71**	.64	12.1
Return on average equity	**21.1%**	22.7%	
Operating margin	**18.1%**	16.5%	
Net profit margin	**13.4%**	13.2%	

Revenues before reimbursable items



$528,313
$607,013
$659,228
$723,963
$828,301
1999
2000
2001
2002
2003
(in thousands)

Operating income



$89,090
$113,534
$137,703
$157,672
$190,579
1999
2000
2001
2002
2003
(in thousands)

Net income



$68,593
$87,536
$104,418
$125,805
$140,973
1999
2000
2001
2002
2003
(in thousands)

The face of TSYS is growing. Meet the engine of some of that growth.

We're constantly implementing services that help our clients gain more value from their customers such as risk analysis, market segmentation, marketing, loyalty, collections, customer communication channels and bankruptcy management. *We're also providing clients with new payment tools using our* prepaid technology, which is taking TSYS into new areas like employment, travel, branded gift and flexible spending. The market for payroll cards alone includes more than 14 million U.S. households currently without checking accounts. We help clients better manage their own businesses, too. Last year, we introduced TRIAD 7.0, the leading account-level management system that helps clients better predict their risks. We converted 23 clients in a single weekend. And TSYS ProphIT℠ — our powerful web-based process management system that provides customer service representatives instant access to account information from disparate systems — continues to gain momentum with several domestic and international clients committing to its use.





"By creating 'must-have' technology, we strengthen our competitive position."

Chuck Paul
Senior Director
TSYS ProphIT
TSYS team member since 1995

Chuck is one of the creators of our popular web-based process management system that brings more productivity and efficiency to the way our clients service their customers. "We help TSYS grow by providing a key application that is superior to our competitors'," Chuck says. "It makes it easier for clients to convert from any system to TSYS."

Also shown, photo left: **Ben Sorrell**, Platform Development

"Six Sigma allows us to be the best at what we do."

Frank Oprandy
Group Executive
Six Sigma
TSYS team member since 2003

Frank is certified in Six Sigma, which means he knows quality like the back of his hand. He's leading the charge at TSYS for process improvement — helping to bring new skills and perspectives to our team members. As Frank says, "When our team members grow, we are a better company. Six Sigma is the competitive advantage TSYS needs to compete and win in the global marketplace of the future."





The face of TSYS is quality. Our clients know it well.

Continuous improvement has always been a strategic imperative at TSYS. Today, we're engaged in the formal deployment of Six Sigma. In essence, Six Sigma helps us understand quality from our clients' point of view. More importantly, it provides us with a disciplined improvement methodology based on measurement and analysis that will ultimately result in greater client satisfaction, efficiency and profitability. Teamwork and innovative thinking are essential to making Six Sigma work. Already, 42 Champions and 53 Green Belts have completed Six Sigma training and are having a positive impact on our business. They serve as change agents, incorporating Six Sigma thinking throughout our company. As we improve our processes, our clients improve theirs. That's the real beauty of Six Sigma.

Also shown, photo left to right: **Joni Cotton**, International Expansion; **Willie Wells**, Bankcard Education; **Mark Hall**, TS2 Process Quality; **Tina Townsend**, Bank of America Development

The face of TSYS is expansive. More than 270 million accounts and counting.

TSYS continues to broaden its client base. Our 2003 processing agreement with Bank One, the world's largest Visa issuer, is tangible proof of that, as are new agreements with CIBC, Sears Canada and Pitney Bowes. Bank One brings us more than 50 million new cardmembers — consumers who charge more than $155 billion a year on their Visa cards. These new relationships bring something more significant: proof that our strategy for the future is sound. Because at TSYS, we look at the payments market in a larger context. So our growth strategy focuses on leading financial institutions. In fact, today TSYS services the card-processing needs for five of the world's top-10, card-issuing banks. In the midst of industry-wide consolidation, these financial titans look to leverage their scale and the marketing benefits of TS2.

"When market leaders like Bank One, Bank of America, Providian and Royal Bank of Scotland Group endorse our technology, it sends a clear message to the marketplace that we're the best at what we do."

Matt Jardina
Group Executive
Sales
TSYS team member since 1990

Matt led the TSYS team that signed Bank One. He credits TSYS' people, service and technology as the most important advantages we have over the competition. "This was a great example of how teamwork and collaboration make the difference at TSYS."

Also shown, photo left to right: **Phil Cook**, Bank One Relationship Management; **Bruce Jones**, Bank One IT Administration; **Bob Kellum**, Providian Consumer Services; **Barry Tompkins**, Bank of America Consumer Services; **Rhonda Perkins**, Citicards TS2 Administration; **John Dale Hester**, Sales



The face of TSYS is new. New people, new ideas, new achievements.

TSYS takes top honors

For the second consecutive year, TSYS was named the overall winner of the Excellence in Information Integrity (EII) Award, co-sponsored by Unitech Systems, Inc. and the Information Integrity Coalition. We were judged on leadership, innovation, profitability, quality improvements and improved client satisfaction.



Mike Thibault
Director
IT Administration

One billion authorizations in a quarter

TSYS hit a new high for authorizations processed in the second quarter — more than one billion — and we've hit the one billion mark every quarter since. On top of that, our service has kept pace. Even with these record volumes, our performance continued to exceed that of other "peer" processors.



Ray Smith
Senior Director
Operations Administration

Vital in good hands

Say hello to Bev Wells, an industry veteran tapped to lead Vital Processing Services® (Vital®). Formed in 1996 by Visa U.S.A. and TSYS, Vital offers comprehensive payment processing and related services for the financial institutions and ISOs that service merchants that accept cards for payments.



Beverly Wells
President and CEO
Vital Processing Services

Hard at work on smart cards

TSYS is bringing chip-and-PIN services to Europe. We invested 7,000 hours to enhance our processing systems so Royal Bank of Scotland could participate in the Northampton U.K. PIN trials. Plus, we're the first smart-card processor to be certified with Visa International and MasterCard Europe.



Keith Stephan
Associate Director
Chip Card

Debt management steps up

TSYS and TSYS Debt Management (TDM), its wholly owned subsidiary, joined Ontario Systems in a strategic partnership to provide card issuers with the most comprehensive recovery and collection system available today — a one-stop resource for resolving all aspects of financial recovery.



Chuck Kinney
President and CEO
TSYS Debt Management

E-solutions for accounts receivable

TSYS introduces invoice billing — innovative technology that streamlines payment procedures and provides a lower-cost alternative to paper for corporate purchasing. The big advantage: it lets corporate clients track and pay for items online at the invoice level.



Jennifer LeRoy
Director
Total Commerce

Prepared for prepaid

TSYS is set to grab a leadership position in the high-growth niche markets of employment, branded gift and healthcare. Our secret weapons: our powerful suite of redesigned prepaid products and the leadership of TSYS veteran Cliff Mason, the builder of TSYS' customer care division.



Cliff Mason
Group Executive
Integrated Payments

TSYS team member shines

Georgia Trend magazine highlighted Tony Hodge in its annual "40 Under 40" list of the best and brightest young Georgians. His accomplishment? Being responsible for processing all student grant and loan disbursements in the United States — about $28 billion worth.



Tony Hodge
Group Executive
Government Services

Loyalty is big at TSYS

TSYS' value proposition was strengthened with the purchase of ESC Loyalty℠. Through ESC Loyalty, TSYS provides comprehensive loyalty programs and fulfillment services to financial institutions who, in turn, use them to solidify relationships with their customers.



Steve Wilson
President and CEO
ESC Loyalty

TSYS goes west

TSYS launched the TSYS Technology Center (TTC), a cost-effective, innovative technical staffing solution. The center converts accounts in the expanding TSYS pipeline and provides IT development and project management to support TSYS. Opened in Boise, Idaho, TTC is a winning situation for TSYS, its clients and the Boise economy.



Jim Witt
Director
TSYS Technology Center

"Our vision when we started TS2 was to build a system for the 21st century."

Steve Humber
Group Executive
IT Consumer Services
TSYS team member since 1974

Steve's team continues to build on the system's strengths — expanding its capabilities and adding enhancements that help our clients succeed in the competitive global marketplace. "There's a personal sense of pride," Steve says, "when you visit a client and see this technology in action."





The face of TSYS is technology. Of course, it's the people who make that work.

What distinguishes TSYS? Quite simply, our processing technology and the people behind it. Our TS2 system is the most advanced in the industry. But TS2 is more than just an advanced payment engine; it's the foundation of our future and of our clients' futures as well. We continue to build on the next generation payments platform, investing each year in new technologies. The result: our clients get new products to market faster, improve efficiency and boost profitability. What's more, with TS2, clients increase the value from their current cardholders. For example, in 2003, an independent consultant compared TS2 to other systems and reported up to a 25% lift in acquiring and retaining cardholders, a 40% rise in capturing more value from existing cardholders and a 30% improvement in operating efficiencies.

Also shown, photo right: **Billy Kilgore**, Implementation Services

The face of TSYS is responsible. You might say that's our defining characteristic.

TSYS brings innovation and industry-leading technology to the world of electronic payments. But along with that, we bring something else: integrity. Put simply, we take our promises seriously. And we back each one with our Customer Covenant — our pledge to provide the highest level of client service possible — 100% of the time. At TSYS, the Customer Covenant is more than words on paper; it's part of our company's DNA. TSYS' responsibility to "do the right thing" doesn't stop with our clients; it also extends to our team members, suppliers and the community at large. We offer our team members a broad range of career development programs through the Center for People Development, the Leadership Institute and Foundations of Leadership. Our Supplier Diversity Program provides maximum opportunities for minority- and women-owned businesses to participate in our competitive vendor-bid process. And our contributions to the community in 2003 included strong support and volunteering for Habitat for Humanity, United Way, Parade of Heroes, American Red Cross and House of Heroes. In addition, the Mayor's Committee for Persons with Disabilities recognized TSYS as the best large employer in Columbus for the third consecutive year. That's the true face of TSYS.

"TSYS focuses on everyone's future — team members and clients alike."

Wendy Gilliland
Director
Finance and Accounting
TSYS team member since 1989

Wendy believes that when you give your clients the support they need to be successful, you become successful, too.

"Another name for our Customer Covenant would be the Golden Rule."

Rusty Taylor
Senior Programmer Analyst
Client Services
TSYS team member since 1992

Rusty reflects TSYS' belief that you should treat others with respect and dignity, and act with a genuine concern for the community.

"Our corporate culture, goals and objectives are an open book."

Deidre Williams
Manager, Training and Documentation
Output Services
TSYS team member since 1998

Deidre supports the Customer Covenant 100%. She even applies it to the community, acting as internal coordinator for the 2003–2004 United Way campaign, which exceeded its goal and raised $691,405 — a $130,000 increase over the campaign's initial goal.



Executive Management



Richard W. Ussery
Chairman of the Board

Philip W. Tomlinson
Chief Executive Officer





William A. Pruett
Executive Vice President

James B. Lipham
Executive Vice President and Chief Financial Officer



Kenneth L. Tye
Executive Vice President and Chief Information Officer

M. Troy Woods
President and Chief Operating Officer

Board of Directors



Standing, from left: James D. Yancey; John T. Turner; H. Lynn Page; G. Wayne Clough; John P. Illges, III; M. Troy Woods; Philip W. Tomlinson; Richard W. Ussery; Sidney E. Harris; Mason H. Lampton; Walter W. Driver, Jr.; Thomas G. Cousins

Seated, from left: Samuel A. Nunn; George C. Woodruff, Jr.; Rebecca K. Yarbrough; Richard H. Bickerstaff; Lovick P. Corn; William B. Turner; James H. Blanchard; Griffin B. Bell; Richard Y. Bradley; Gardiner W. Garrard, Jr.; W. Walter Miller, Jr.; Alfred W. Jones, III

People

Management

Richard W. Ussery
Chairman of the Board

James H. Blanchard
Chairman of the Executive Committee

Philip W. Tomlinson
Chief Executive Officer

M. Troy Woods
President and
Chief Operating Officer

G. Sanders Griffith, III
General Counsel and Secretary

James B. Lipham
Executive Vice President and Chief Financial Officer

William A. Pruett
Executive Vice President

Kenneth L. Tye
Executive Vice President and Chief Information Officer

Group Executives and Managing Directors

Bruce L. Bacon
Ronald L. Barnes
Barton R. Bright, III
Connie C. Dudley
Ryland L. Harrelson
Anthony W. Hodge
Stephen W. Humber
William T. Hunt
James M. Jardina
Gaylon M. Jowers, Jr.
Kelley C. Knutson
Colleen W. Kynard
Andrew W. Marks
Richard A. Marks
Clifford B. Mason
Frank Oprandy III
Rhonda W. Perkins
W. Allen Pettis
B. Wayne Smith
Mary M. Stewart
Richard L. St. John
Barry J. Tompkins
Betty S. Waldrep
Dorenda K. Weaver

Subsidiaries and Joint Ventures

Columbus Productions, Inc.
Gracie H. Allmond
President

Enhancement Services Corporation
Steven R. Wilson
President

ProCard, Inc.
Bruce K. Baude
President

TSYS Total Debt Management, Inc.
Charles F. Kinney
President

GP Network Corporation
Hitoshi Kondo
President

Total System Services de México S.A. de C.V.
Jesus Navarro
Director General

Vital Processing Services, LLC
Beverly Wells
President

Board of Directors

Griffin B. Bell*
King & Spalding
Senior Partner, Retired

Richard H. Bickerstaff*
Broken Arrow Land Company L.L.C.
Manager

James H. Blanchard
TSYS
Chairman of the Executive Committee
Synovus
Chief Executive Officer

Richard Y. Bradley
Bradley & Hatcher
Attorney at Law

G. Wayne Clough
Georgia Institute of Technology
President

Lovick P. Corn*
W.C. Bradley Co.
Advisory Director

Thomas G. Cousins*
Cousins Properties Incorporated
Chairman of the Board

Walter W. Driver, Jr.
King & Spalding
Chairman

Gardiner W. Garrard, Jr.
The Jordan Company
President

Sidney E. Harris
Georgia State University J. Mack Robinson College of Business
Dean

John P. Illges, III
The Robinson-Humphrey Company, Inc.
Senior Vice President, Retired

Alfred W. Jones III
Sea Island Company
Chairman of the Board and Chief Executive Officer

Mason H. Lampton
Standard Concrete Products
President and Chief Executive Officer

W. Walter Miller, Jr.
TSYS
Group Executive, Retired

Samuel A. Nunn*
Nuclear Threat Initiative
Co-Chair and
Chief Executive Officer

H. Lynn Page
Synovus
Vice Chairman of the Board, Retired

Philip W. Tomlinson
TSYS
Chief Executive Officer

John T. Turner
Private Investor

William B. Turner*
Synovus
Chairman of the Executive Committee, Retired

Richard W. Ussery
TSYS
Chairman of the Board

George C. Woodruff, Jr.*
Real Estate Developer

M. Troy Woods
TSYS
President and
Chief Operating Officer

James D. Yancey
Synovus
Chairman of the Board

Rebecca K. Yarbrough
Private Investor

***Directors Emeritus**

Shareholder Information

Corporate Headquarters
TSYS
1600 First Avenue
P.O. Box 2567
Columbus, GA 31902-2567
www.tsys.com
+1.706.649.2310

Stock Trading Information
TSYS common stock is traded as "TSS" on the New York Stock Exchange (NYSE). Price and volume information appear under the abbreviation "TolSysSvc" in NYSE daily stock quotation listings.

Dividend Reinvestment and Direct Stock Purchase Plan
The TSYS Dividend Reinvestment and Direct Stock Purchase Plan provides a comprehensive package of services designed to make investing in TSYS stock easy, convenient and more affordable. You may request information about the Dividend Reinvestment and Direct Stock Purchase Plan over the phone at +1.800.503.8903.

New Investors. You can join the Plan by making an initial investment of at least $250, which includes an enrollment fee of $15.

TSYS Shareholders. You can participate by submitting a completed enrollment form. If your shares are held in a brokerage account, you must first register some or all of your shares in your name.

Dividend Reinvestment. You can invest all or a part of your cash dividends to accumulate more shares without paying fees.

Optional Cash Investments. You can purchase additional shares by investing between $50 at any one time and $250,000 in total per calendar year. If you wish, we can withdraw funds automatically from your bank account each month to purchase shares. Purchases are made weekly or more often if volume dictates. Fees are lower than those typically charged by the financial services industry.

Safekeeping. You can deposit your certificates with us for safekeeping at no cost to you. You can request a certificate any time at no cost.

Gifts and Transfers of Shares. You can make gifts or transfers to others.

Sale of Shares. You can sell some or all of your shares when you choose at fees lower than those typically charged by the financial services industry. Shares are sold weekly or more often if volume dictates. For an enrollment package, contact our automated request line at +1.800.503.8903.

Form 10-K
A copy of the company's 2003 Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available at no charge upon written request to Investor Relations at the address below:

Leo S. Berard
TSYS Investor Relations
P.O. Box 120
Columbus, GA 31902-0120

Annual Shareholders' Meeting
The Annual Meeting of Shareholders will be held on April 15, 2004, at 10 a.m. ET at the TSYS Riverfront Campus Auditorium in Columbus, Ga.

Independent Auditors
KPMG LLP
Atlanta, Ga.

Shareholder Services
Analysts, investors and others seeking additional information not available at tsys.com should contact:

Leo S. Berard
TSYS Investor Relations
P.O. Box 120
Columbus, GA 31902-0120
+1.706.649.5220
leoberard@synovus.com

Current shareholders requiring assistance should contact Mellon Investor Services:

P.O. Box 3315
South Hackensack, NJ 07606-1915

Registered Mail or
Overnight Delivery
85 Challenger Road
Ridgefield Park, NJ 07660

Telephone Inquiries
+1.800.503.8903

Online Services at tsys.com
You can purchase your initial shares online at www.tsys.com. And TSYS now makes it easy and convenient to get current information on your shareholder account anytime.

You will have access to:
View account status • Purchase or sell shares • View book-entry information • Request certificate issuance • Establish/change your PIN • View payment history for dividend • Make address changes • Obtain a duplicate 1099 tax form • Request a dividend check replacement • Receive annual meeting materials electronically

Cautionary language regarding forward-looking statements: This annual report to shareholders contains forward-looking statements, which by their nature involve risks and uncertainties. Please refer to TSYS' Annual Report on Form 10-K filed with the Securities and Exchange Commission for information concerning forward-looking statements, under the caption "Safe Harbor Statement," and for a description of certain factors that may cause actual results to differ from goals referred to herein or contemplated by such statements.



CORPORATE HEADQUARTERS
1600 First Avenue
P.O. Box 2567
Columbus, GA 31902-2567
www.tsys.com